EXHIBIT 99.1

POET Technologies Announces a Strategic Collaboration with ADVA for Highly Integrated 4x100G Solutions

TORONTO, Jan. 18, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced that it has developed multi-engine 100G CWDM4 and 100G LR4 chip-on-board solutions for its lead customer, ADVA Optical Networking SE. ADVA will use POET’s multi-engine transmit and receive chips in an innovative pluggable solution that packs the functionality of four independent 100Gbit/s interfaces into a single QSFP-DD housing.

“ADVA’s MicroMux™ Quattro brings the industry’s smallest aggregation technology all the way to the network core. Engineered as a standard-compliant plug in a QSFP-DD form factor, it fits into a 400Gbit/s socket, enabling it to meet legacy needs. This innovative pluggable solution packs the functionality of four independent 100Gbit/s interfaces or two independent 200Gbit/s interfaces into a single QSFP-DD housing,” said Ross Saunders, GM of Optical Engines, ADVA. “POET’s unique design of its optical engines with hybrid integration of optical chips and monolithically integrated MUX and DMUX enables us to deliver industry-leading products in a small form factor that is scalable to high volume production as well as to higher data rates, such as 1.6Tbit/s and 3.2Tbit/s, thereby enabling much higher bandwidth in a pluggable form factor.”

“We are excited to work with ADVA and to enable a high-density platform with a large market potential,” said Vivek Rajgarhia, President & GM of POET. “POET’s Optical Interposer platform provides a high level of photonic integration to provide unique solutions in miniature form factors. We believe that our wafer-scale integration platform provides ADVA with compelling solutions that are well aligned with their current and future products.”

POET’s multi-engine chips incorporate multiple instances of industry standard 100GBASE-CWDM4, for 2km applications, and 100GBASE-LR4, for 10km applications, transmit and receive functionalities on a single optical engine. The Company’s 100GBASE-LR4 optical engines are the industry’s first implementation of chip-on-board solutions for the 100G LR4 market. The hybrid integration of lasers and photodiodes, monolithic integration of optical MUX and DMUX and the passive alignment of components on POET’s Optical Interposer platform provides a unique and differentiated solution to enable high-density network connectivity.

POET has successfully demonstrated 10km operation of 100G LR4 optical engines in its Shenzhen Lab and plans to ship beta samples to ADVA in Q1 2023 with production targeted in the second half of 2023.

According to LightCounting’s April 2022 report, the market opportunity for 100G CWDM4 and LR4 pluggable transceivers will continue to remain strong at an average size of $700 million annually from 2023 to 2027.

An FAQ containing more information on the Company’s collaboration with ADVA will appear later today on the POET Blog (https://poet-technologies.com/blog.html).

A video explaining details about this milestone is also available at: Click Here

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

About ADVA
ADVA is a company founded on innovation and focused on helping our customers succeed. Our technology forms the building blocks of a shared digital future and empowers networks across the globe. We’re continually developing breakthrough hardware and software that leads the networking industry and creates new business opportunities. It’s these open connectivity solutions that enable our customers to deliver the cloud and mobile services that are vital to today’s society and for imagining new tomorrows. Together, we’re building a truly connected and sustainable future. ADVA Optical Networking SE and ADTRAN Holdings, Inc. recently merged in a combination intended to create a global end-to-end fiber networking leader. For more information please visit www.adva.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s announced products and those of its customers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the success of its customer’s products, the capabilities of its operations including its joint venture to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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